

January 8, 2014

<u>Via E-mail</u>
Thomas L. Carter, Jr.
President and Chief Executive Officer
Black Stone Minerals, L.P.
1001 Fannin Street, Suite 2020
Houston, Texas 77002

> **Re:** **Black Stone Minerals, L.P.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted December 19, 2014**
> **CIK No. 0001621434**

Dear Mr. Carter:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Summary, page 1</u>

<u>The Offering, page 19</u>

1. We note your response to prior comment 3, and reissue such comment in part. Please provide a narrative description of how you will determine cash generated from operations in the context of the policy pursuant to which you will distribute a substantial majority of the cash you generate from operations each quarter.

Management, page 117

2.   We note your disclosure at page 129 that in connection with the closing of this offering, your general partner intends to enter into, or cause one of its affiliates to enter into, a severance agreement with each of your named executive officers. Please revise to clarify who will serve as your management after the offering.

Security Ownership of Certain Beneficial Owners and Management, page 132

3.   Please revise to disclose any persons who share beneficial ownership of the securities reported in the table as being held by (1) Black Stone Minerals G.P., L.L.C., (2) LF Black Stone LLC, (3) Anderson Private Equity, L.L.C., and (4) Pinto Energy Partners, L.P. See Regulation S-K Item 403 and Exchange Act Rule 13d-3.

Exhibit 5.1

4.   We note counsel's statements that it has "limited" its examination of documents and "[has] not reviewed any documents other than the documents listed in paragraphs (a) through (k) above." Counsel must examine all documents necessary to render the required opinions. Please have counsel remove any limitation regarding the documents that counsel has examined, including the third paragraph of the opinion, and ask counsel to include a statement that counsel has examined the enumerated documents and any other materials necessary and appropriate for counsel to render the required opinions.

5.   Please have counsel remove assumptions that are readily ascertainable or tell us why such particular assumption should be unobjectionable. Examples include assumptions (i) and (ii).

6.   Please tell us why it is both necessary and appropriate for counsel to include the assumptions included in (iii), (v) and (vi) on page 3 of the opinion with respect to Black Stone Natural Resources, L.L.C., Black Stone Minerals Company, L.P., and Black Stone Minerals GP, L.L.C. In the alternative, please obtain and file a revised opinion that does not include such assumptions.

Closing Comments

      You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Karina v. Dorin, Attorney-Advisor, at (202) 551-3763 or Laura Nicholson, Attorney-Advisor, at (202) 551-3584 with any other questions.

                    Sincerely,

                    /s/H. Roger Schwall

                    H. Roger Schwall
                    Assistant Director